                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                             (Amendment No.     )


                               Bell & Howell Co.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock ($.001 per share)
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  077852-10-1
                    --------------------------------------
                                 (CUSIP Number)

                               December 31, 1999
                    --------------------------------------
            (Date of Event Which Requires Filing of this Statement)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
          Main Street Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
          Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                              818,000 (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 818,000 (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          818,000 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
          3.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
          PN

------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, MS Advisory Partners, L.P.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
          MS Advisory Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
          Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                818,000 (1) (2)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 818,000 (1) (2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9
          818,000 (1) (2)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
          3.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
          PN
------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of Main Street Partners, L.P.

(2) Power is exercised through its two general partners, SF Advisory Corp. and SF Advisory Corp. II.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
          San Francisco Partners II, L.P.


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

          California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                179,700 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 179,700 (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          179,700 (1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
          0.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
          PN

------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
          SF Advisory Partners, L.P.


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
          Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                179,700 (1) (2)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 179,700 (1) (2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          179,700 (1) (2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
          0.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
          PN

------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P

(2) Power is exercised through its two general partners, SF Advisory Corp. and SF Advisory Corp. II.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
          SF Advisory Corp.


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
          Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                              0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY                 997,700 (1) (2)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                              0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              997,700 (1) (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          997,700 (1) (2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11

          4.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12

          CO
------------------------------------------------------------------------------

(1) Solely in its capacity as one of two general partners of MS Advisory Partners, L.P. with respect to 818,000 of such shares; solely in its capacity as one of two general partners of SF Advisory Partners, L.P. with respect to 179,700 of such shares.

(2)  Power is exercised through its controlling person, John H. Scully.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1

          SF Advisory Corp. II

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

          Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              997,700 (1) (2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              997,700 (1) (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          997,700 (1) (2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
          4.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
          CO

------------------------------------------------------------------------------

(1) Solely in its capacity as one of two general partners of Ms Advisory Partners, L.P. with respect to 818,000 of such Shares; solely in its capacity as one of two general partners of SF Advisory Partners, L.P. with respect to 179,700 of such shares.

(2)  Power is exercised through its controlling person, William E. Oberndorf.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

          John H. Scully

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

          United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                286,295 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              997,700 (2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 286,295 (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              997,700 (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          1,283,995 (1) (2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11

          5.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12

          IN
------------------------------------------------------------------------------

(1) Includes 150,000 Shares beneficially owned by a family limited partnership (Cranberry Lake Partners, L.P.), of which Mr. Scully is the sole general partner, 50,000 shares beneficially owned by a private foundation of which Mr. Scully is the president (Phoebe Snow Foundation, Inc.), 30,000 Shares beneficially owned by a retirement account (D.L. & W., Inc.) And 50,000 Shares beneficially owned by a investment partnership (Netcong Newton). Also, includes presently exercisable options to purchase up to 6,295 Shares. These options have been included in the total number of shares in the class for determining percent of class (Item 11).

(2)  Solely in his capacity as the controlling person of SF Advisory Corp.

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

          William E. Oberndorf

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

          United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                440,885 (1)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              997,770 (2)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 440,885 (1)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              997,770 (2)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          1,438,585 (1) (2)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
          6.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
12
          IN

------------------------------------------------------------------------------

(1) Includes 20,000 Shares beneficially owned by a family limited partnership (Oberndorf Family Partners), of which Mr. Oberndorf is the sole general partner. Also, includes 408,590 Shares in his capacity as controlling person of Shares beneficially owned by a family trust (William E. &
     Susan C. Oberndorf TRI) and 4,000 Shares in his capacity as controllling person of shares beneficially owned in another family trust (William E. & Susan C. Oberndorf TR2. Also includes 2,000 Shares beneficially owned by Mr. Oberndorf's children. Further, includes presently exercisable options to purchase up to 6,295 Shares. These options have been included in the total number of shares in the class for determining percent of class (Item
     11).

(2)  Solely in his capacity as the controlling person of SF Advisory Corp. II.

ITEM 1  (A) NAME OF ISSUER:

            Bell & Howell Co.

ITEM 1  (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            5215 Old Orchard Road, Skokie, Illinois 60077

ITEM 2  (A) NAME OF PERSON FILING:

            The names of the persons filing this statement (the "Reporting Persons") are Main Street Partners, L.P., MS Advisory Partners, L.P., San Francisco Partners II, L.P., SF Advisory Partners, L.P., SF Advisory Corp., SF Advisory Corp. II, John H. Scully, and William E. Oberndorf.

ITEM 2  (B) ADDRESS OF PRINCIPAL OFFICE:

            The address of the principal office of each of the Reporting Persons is 591 Redwood Highway, Suite 3215, Mill Valley, CA 94941.

ITEM 2  (C) CITIZENSHIP:

              Main Street Partners, L.P. is a Delaware limited partnership. MS Advisory Partners, L.P. is a Delaware limited partnership. San Francisco Partners II, L.P. is a California Limited partnership. SF Advisory Partners, L.P. is a Delaware limited partnership. SF Advisory Corp. is a Delaware corporation. SF Advisory Corp. II is a Delaware corporation. Mr. Scully and Mr. Oberndorf are citizens of the United States of America .

ITEM 2  (D) TITLE OF CLASS OF SECURITIES:

            This statement relates to Common Shares of the Issuer ("Shares").

ITEM 2  (E) CUSIP NUMBER: 077852-10-1

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)    [_]  Broker or dealer registered under Section 15 of the Exchange
                 Act

     (b)    [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    [_]  Insurance company as defined in Section 3(a)(19) of the
                 Exchange Act.

     (d)    [_]  Investment company registered under Section 8 of the
                 Investment Company Act.

     (e)    [_]  An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E).

     (f)    [_]  An employee benefit plan or endowment fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F).

     (g)    [_]  A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G).

     (h)    [_]  A savings association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act.

     (i)    [_]   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act.

     (j)    [_]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

ITEM 4 OWNERSHIP:

     The Reporting Persons have been advised by the Issuer that as of November 5, 1999 there were 23,613,225 Shares outstanding.


     (a) - (b)      Main Street Partners, L.P. beneficially owns 818,000 Shares, which constitutes approximately 3.5% of the 23,613,225 Shares outstanding as of November 5, 1999. San Francisco Partners II, L.P. beneficially owns 179,700 Shares, which constitutes approximately 0.8% of the Shares outstanding as of November 5, 1999. MS Advisory Partners, L.P., through its relationship with Main Street Partners, L.P., may be deemed to beneficial own 818,000 Shares, constituting approximately 3.5% of the Shares outstanding. SF Advisory Partners, L.P., through its relationship with San Francisco Partners II, L.P., may be deemed to beneficially own 179,700 Shares, constituting approximately 0.8% of the shares outstanding. Both of SF Advisory Corp. and SF Advisory Corp II through their relationship with Main Street Partners, L.P. and San Francisco Partners II, L.P., may be deemed to beneficially own 997,700 Shares, constituting approximately 4.2% of the Shares outstanding. John H. Scully, though his relationship with Main Street Partners, L.P., San Francisco Partners II, L.P., a family limited partnership (Cranberry Lake Partners, L.P.), a private foundation (Phoebe Snow Foundation, Inc.), a retirement account (D.L. & W., Inc), a investment partnership (Netcong Newton) and by virtue of presently exercisable options, may be deemed to own 1,283,995 shares, constituting approximately 5.4% of the Shares outstanding. William E. Oberndorf through his relationship with Main Street Partners, L.P., San Francisco Partners II, L.P., a family limited partnership (Oberndorf Family Partners), two separate family trusts (William E. & Susan C. Oberndorf TRI and William E. and Susan C. Oberndorf TR2) and by virtue of presently exercisable options, may be deemed to beneficially own 1,438,585 shares, constituting approximately 6.1% of the shares outstanding .

     (c)      Acting through MS Advisory Partners, L.P., its general
Partner, Main Street Partners, L.P. has the sole power to dispose or direct the disposition of the sole power to vote or direct the vote of 818,000 Shares. Acting through SF Advisory partners, L.P., its general partner, San Francisco Partners II, L.P. has the sole power to dispose or direct the disposition of and the sole power to vote or direct the vote of 179,700 Shares. However, SF Advisory Corp. and SF Advisory Corp II, as the general partners of both MS Advisory Partners, L.P. and SF Advisory Partners, L.P. may be deemed to share investment and voting control with respect to 997,700 shares. Mr. Scully as the controlling person of SF Advisory Corp., may be deemed to share investment and voting control of 997,700 shares and, in his capacity as sole general partner of a family limited partnership (Cranberry lake Partners, L.P.), as president of a private foundation (Phoebe Snow Foundation, Inc.), a beneficiary of a retirement account (D.L. & W., Inc.), a general partner of a investment partnership (Netcong Newton), and as owner of presently exercisable options may be to have sole investment and voting control of 286,295 shares. Mr Oberndorf, as the controlling person of SF Advisory Corp II, may be deemed to share investment and voting control of 997,700 shares and, in his capacity as sole general partner of a family limited partnership (Oberndorf Family Partners) and as controlling person of two separate family trusts (William E. and Susan C. Oberndorf TRI and William E. and Susan C. Oberndorf TR2) and as holder of presently exercisable options may be deemed to have sole investment and voting control of 440,885 Shares.

     The Reporting Persons expressly declare that the filing of this statement on Schedule 13G shall not be construed as an admission that they are, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        This item is not applicable.

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        This item is not applicable.

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

        This item is not applicable.

ITEM 9  NOTICE OF DISSOLUTION OF GROUP.

        This item is not applicable.

ITEM 10 CERTIFICATION.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

                                  SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2000.

                                     /s/ Phillip Gordon
                                    -------------------------------------
                                    PHILLIP GORDON,
                                    for the following named persons or entities,
                                    as attorney-in-fact

                                    MAIN STREET PARTNERS, L.P.*
                                    MS ADVISORY PARTNERS, L.P.*
                                    SAN FRANCISCO PARTNERS II, L.P. *
                                    SF ADVISORY PARTNERS, L.P.*
                                    SF ADVISORY CORP.*
                                    SF ADVISORY CORP. II*
                                    JOHN H. SCULLY*
                                    WILLIAM E. OBERNDORF*

* A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has previously been filed with the Securities and Exchange Commission.

                                 EXHIBIT INDEX

     EXHIBIT A - Agreement to the Filing of Joint Statements on Schedule 13G Pursuant to Rules 13d-1(c) and 13d-1(f)

                                   EXHIBIT A
                       Agreement Relating to the Filing
                      of Joint Statements on Schedule 13G
                    Pursuant to Rules 13d-1(c) and 13d-1(f)

It is agreed among the undersigned that the Schedule 13G Statement to which this document is Exhibit A is filed on behalf of each of the undersigned as provided in Rules 13d-1(c) and 13d-1(f) of the General Rules and Regulations of the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Dated: February 11, 2000


                                     /s/ Phillip Gordon
                                    ---------------------------------------
                                    PHILLIP GORDON,
                                    for the following named persons or entities,
                                    as attorney-in-fact

                                    MAIN STREET PARTNERS, L.P.*
                                    MS ADVISORY PARTNERS, L.P.*
                                    SAN FRANCISCO PARTNERS II, L.P.*
                                    SF ADVISORY PARTNERS, L.P.*
                                    SF ADVISORY CORP.*
                                    SF ADVISORY CORP. II*
                                    JOHN H. SCULLY*
                                    WILLIAM E. OBERNDORF*

* A Power of Attorney authorizing Phillip Gordon to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.